UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                              KETTLE RIVER GROUP INC.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)

                    Nevada                                76-0616468
     -----------------------------------             --------------------
     (State  or  other  jurisdiction  of             (I.R.S.  Employer
       incorporation  or  organization)              Identification  No.)


    Suite 676, 141-757 West Hastings St.,  Vancouver B. C. Canada      V6C 1A1
    -------------------------------------------------------------     ----------
           (Address  of  principle  executive  offices)               (Zip Code)

Issuer's  telephone  number:    (604)  681-7806
                            -------------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of  each  class                  Name  of  each  exchange  on  which
     To  be  so  registered                  each  class  is  to  be  registered

------------------------------------    ----------------------------------------

------------------------------------    ----------------------------------------

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                            Common  Stock,  pare  value  $0.001
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                 (Title of class)


          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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
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                                    TABLE OF CONTENTS


                                                                                      Page
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PART I
Item 1.  Description of Business . . . . . . . . . . . . . . . . . . . . . . . . . .   3

Item 2.  Management's Discussion and Analysis or Plan of Operation . . . . . . . . .  10

Item 3.  Description of Property . . . . . . . . . . . . . . . . . . . . . . . . . .  11

Item 4.  Security Ownership of Certain Beneficial Owners and Management. . . . . . .  12

Item 5.  Directors and Executive Officers, Promoters and Control Persons . . . . . .  12

Item 6.  Executive Compensation. . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Item 7.  Certain Relationships and Related Transactions. . . . . . . . . . . . . . .  13

Item 8.  Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . .  13

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

Item 2.  Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

Item 3.  Changes in and Disagreements with Accountants . . . . . . . . . . . . . . .  14

Item 4.  Recent Sales of Unregistered Securities . . . . . . . . . . . . . . . . . .  15

Item 5.  Indemnification of Directors and Officers . . . . . . . . . . . . . . . . .  16

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

PART III

Item 1.  Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS
--------     -------------------------

GENERAL

     Kettle River Group Inc. was incorporated under the laws of the State of Nevada on August 18, 1999, and is in its early developmental and promotional stages. To date, Kettle River Group Inc.'s only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. Kettle River Group Inc. has not commenced commercial operations. Kettle River Group Inc. has no full time employees and owns no real estate. Kettle River Group Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to specific markets. Should Kettle River Group Inc. determine that the plan is feasible, it intends to market high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients.

ACQUISITION  OF  THE  LICENSE

     On February 14, 2000, Kettle River Group Inc. acquired a sub-license agreement with David R. Mortenson & Associates (the "license"). The license grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in Great Britain via the Internet. Kettle River Group Inc. acquired the license under the terms of a settlement agreement by and between Kettle River Group Inc. and Mortenson & Associates, an affiliate of Vitamineralherb.com. Mortenson & Associates had granted Kettle River Group Inc. a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates acquired its right to sublicense Biocatalyst to Kettle River Group Inc. from NW Technologies Inc. As a result of a legal dispute between Mortenson & Associates' principal and NW Technologies, Mortenson & Associates was unable to fulfill its obligations to Kettle River Group Inc. under the license. Under the terms of the settlement agreement, Vitamineralherb.com, an affiliate of Mortenson & Associates, granted to Kettle River Group Inc. the license to distribute Vitamineralherb.com products in part for its agreement not to pursue its claims against Mortenson & Associates.

THE  LICENSE

     Kettle River Group Inc. has a three-year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients. Kettle River Group Inc.'s territory is the state of East Texas. The license will be automatically renewed unless Kettle River Group Inc. or Vitamineralherb.com gives the other notice of its intent not to renew.

     Vitamineralherb.com has agreed to provide certain business administrative services to Kettle River Group Inc., including product development, store inventory, website creation and maintenance, establishment of banking liaisons, and development and maintenance of an order fulfillment system, thereby enabling

Kettle River Group Inc. to focus strictly on marketing and sales. Some services, such as development of the website and the order fulfillment system will be provided by Vitamineralherb.com, while others, such as product development and store inventory, will be provided by the product supplier. Vitamineralherb.com sets the price for products based on the manufacturer's price, plus a mark up, which Vitamineralherb.com and Kettle River Group Inc. share equally.

     Kettle River Group Inc. and its customers will also be able to request quotes for and order custom-formulated and custom-labeled products via the website. Three different labeling options are available to customers. First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may be completely customized for the health or fitness professional.

     When a fitness or health professional becomes a client, Kettle River Group Inc.'s salesperson will show the client how to access the Vitamineralherb website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the Vitamineralherb.com website. It is anticipated that the customer will pay for the purchase with a credit card, electronic check ("e-check"), or debit card. All products will be shipped by the manufacturer directly to the professional or its clients.

     The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vitamineralherb.com's Internet clearing bank. The Vitamineralherb webmaster downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order and electronic payment to International Formulation and Manufacturing. Vitamineralherb.com then forwards the money due Kettle River Group Inc. via electronic funds transfer, Vitamineralherb's software tracks all sales through the customer's identification number, and at month end, e-mails to Kettle River Group Inc. and customer a detailed report including sales commissions. Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick Vitamineralherb.com first. Sales originating from the website to customers located in East Texas will automatically be assigned to Kettle River Group Inc.

BACKGROUND  ON  THE  MANUFACTURER  AND  DISTRIBUTOR

     On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International Formulation and Manufacturing, Inc., a nutraceuticals manufacturing firm, located in San Diego, California, USA. International Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing organizations; International Formulation and Manufacturing does no retail marketing. In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and Manufacturing also has the capability to supply privately labeled products for Kettle River Group Inc.'s customers at a minimal added cost.

IMPLEMENTATION  OF  BUSINESS  PLAN:  MILESTONES

     Kettle River Group Inc.'s current business plan involves first determining the feasibility of selling Vitamineralherb.com products to targeted markets. Should Kettle River Group Inc. determine that it is feasible, it intends to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients what Kettle River Group, Inc believes are high-quality, low-cost vitamins, minerals, nutritional supplements and other health and fitness products. These professionals would sell the products to their clients via the Internet. Kettle River Group Inc. will achieve implementation of its business plan by meeting the following milestones:

          Milestone 1: Market Survey. In order to determine the feasibility of its business plan, Kettle River Group Inc. must conduct research into the various potential target markets. The market analysis research will likely consist of a telephone survey to 100-200 potential clients, focusing on three or four of the core target markets, such as chiropractors, health clubs, and alternative medicine practitioners. The survey would likely contain questions that would determine the marketing approach and acceptability of specific products. The survey would take approximately four to six weeks. The cost of the survey is estimated to range from $10,000-$13,500.

          Milestone 2: Hire Salespeople. Should Kettle River Group Inc. determine that the exploitation of the license is feasible, it will then have to engage salespeople to market the products. Kettle River Group Inc. expects that it may hire two salespeople during its first year of operation. The hiring process would include running advertisements in the local newspaper and conducting interviews. Kettle River Group Inc. anticipates that hiring the salespeople may take four to eight weeks and estimates that the cost of the salespeople, not including compensation, will be $20,000.

          Milestone 3: Establish an Office. Kettle River Group Inc. would then have to establish an office or offices for the sales force in the appropriate market or markets. This would include an office, equipment such as computers and telephones, and sample inventory for the salespeople. Kettle River Group Inc. anticipates that it may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rental, equipment and inventory samples is estimated to be $45,000 per year.

          Milestone 4: Development of Advertising Campaign. The next step would be to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. Kettle River Group Inc. anticipates that it would take approximately six to ten weeks to develop the advertising campaign, although, depending on the availability of resources, Kettle River Group Inc. will attempt to develop its advertising campaign concurrently with establishing an office. The cost of developing the campaign is estimated at approximately $12,000 per year.

          Milestone 5. Implementation of Advertising Campaign/Sales Calls. Implementation of the advertising campaign would begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople would begin telephone follow ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of the company, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for two salespeople is estimated at $248,000 per year.

          Milestone 6: Achieve Revenues. It is difficult to quantify how long it will take to convert a sales call into actual sales and revenues. Kettle River Group Inc. will not begin receiving orders until its sales force is able to convince potential clients to begin offering such products to their customers, or to convert from an existing supplier. Kettle River Group Inc. hopes that clients would begin placing orders within weeks of a sales call, but it may take several months before people begin to purchase products. Moreover, customers may not be willing to pay for products at the time they order, and may insist on buying on account, which would delay receipt of revenues another month or two.

     No commitments to provide additional funds have been made by management or shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Kettle River Group Inc. or at all.

INDUSTRY  BACKGROUND

     The Internet has become an increasingly significant medium for communication, information and commerce. According to NUA Internet Surveys, as of February 2000, there were approximately 275.5 million Internet users worldwide. At the IDC Internet Executive Forum held on September 28-29, 1999, IDC stated that in 1999 US $109 billion in purchases involved the Internet. IDC's vice president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five years to US $1.3 trillion in 2003, with $842 million completed directly over the world-wide web. Kettle River Group Inc. believes that this dramatic growth presents significant opportunities for online retailers.

     In recent years, a growing awareness of vitamins, herbs, and other dietary supplements by the general public has created a whole new segment in the field of medicine and health care products. According to Jupiter Communications, online sales of such products are expected to be US $434 million in the year 2003, up from $1 million in 1998. Kettle River Group Inc. believes that several factors are driving this growth, including a rapidly growing segment of the population that is concerned with aging and disease, a growing interest in preventative health care, favorable consumer attitudes toward alternative health products and a favorable regulatory statute, the Dietary Supplement Health and Education Act of 1994.
COMPETITION

     The electronic commerce industry is new, rapidly evolving and intensely competitive, and Kettle River Group Inc. expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention.

     Kettle River Group Inc.'s competitors can be divided into several groups including:

- traditional vitamins, supplements, minerals and alternative health products retailers;

- the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;

- online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;

- independent online retailers specializing in vitamins, supplements, minerals and alternative health products;

- mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have already developed online retail outlets; and

- direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products.

     Many of Kettle River Group Inc.'s potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Kettle River Group Inc. has. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases. Competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than Kettle River Group Inc. does. Increased competition may result in reduced operating margins and loss of market share.

     Kettle River Group Inc. believes that the principal competitive factors in its market are:

-     ability  to  attract  and  retain  customers;

-     breadth  of  product  selection;

-     product  pricing;

-     ability  to  customize  products  and  labeling;

-     quality  and  responsiveness  of  customer  service.

     Kettle River Group Inc. believes that it can compete favorably on these factors. However, Kettle River Group Inc. will have no control over how successful its competitors are in addressing these factors. In addition, with little difficulty, Kettle River Group Inc.'s online competitors can duplicate many of the products or services offered on the Vitamineralherb.com site.

Kettle River Group Inc. believes that traditional retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

- Lack of convenience and personalized service. Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers with product advice tailored to their particular situation.

- Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.

- Lack of Customer Loyalty. Although the larger traditional retailers often attract customers, many of these customers are only one-time users. People are often attractive to the name brands, but find the products too expensive. It is understood that these are quality products and have value, but the multilevel structure of marketing often employed by large retailers mandate high prices.

     As a result of the foregoing limitations, Kettle River Group Inc. believes there is significant unmet demand for an alternative shopping channel that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.

     Kettle River Group Inc. hopes to attract and retain consumers through the following key attributes of its business:

- Broad Expandable Product Assortment. Kettle River Group Inc.'s product selection is substantially larger than that offered by store-based retailers.

- Low Product Prices. Product prices can be kept low due to volume purchases through Kettle River Group Inc.'s affiliation with Vitamineralherb.com and other licensees. Product prices will also be lower due to Kettle River Group Inc.'s lack of need of inventory and warehouse space. All products are shipped from International Formulation and Manufacturing's inventory.

- Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.

- Access to Personalized Programs. Health or fitness professional can tailor vitamin and dietary supplement regimes to their clients.

REGULATORY  ENVIRONMENT

     The manufacturing, processing, formulating, packaging, labeling and advertising of the products Kettle River Group Inc. sells may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

     In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in Kettle River Group Inc.'s sales.

EMPLOYEES

Kettle River Group Inc. is a development stage company and currently has no employees. Kettle River Group Inc. is currently managed by Christine Cerisse, its sole officer and director. Kettle River Group Inc. looks to Ms. Cerisse for her entrepreneurial skills and talents. For a complete discussion of Ms. Cerisse's experience, please see "Directors and Executive Officers." Management plans to use consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future. Kettle River Group Inc. may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire stock in Kettle River Group Inc., which would dilute the ownership interest of holders of existing shares of its common stock.

REPORTS  TO  SECURITY  HOLDERS

     Kettle River Group Inc. has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended. Following the effective date of this registration statement, Kettle River Group Inc. will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended. Kettle River Group Inc. will file annual, quarterly and other reports with the Securities and Exchange Commission. Kettle River Group Inc. will also be subject to the proxy solicitation requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

AVAILABLE  INFORMATION

     Copies of this registration statement may be inspected, without charge, at the SEC's public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference rooms. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is located at http://www.sec.gov.
                                                           ------------------

ITEM  2.     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION
--------     ----------------------------------------------------------------

     The following discussion and analysis of Kettle River Group Inc.'s financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

     This registration statement contains forward-looking statements, the accuracy of which involve risks and uncertainties. Words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the potential markets for Vitamineralherb products. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Kettle River Group Inc.'s actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by Kettle River Group Inc. described elsewhere in this registration statement. The following discussion and analysis should be read in conjunction with Kettle River Group Inc.'s financial statements and notes thereto and other financial information included elsewhere in this registration statement.

PLAN  OF  OPERATION

     During the period from August 18, 1999 (date of inception) through December 31, 2000, Kettle River Group Inc. has engaged in no significant operations other than organizational activities, acquisition of the rights to market Vitamineralherb products. No revenues were received by Kettle River Group Inc. during this period.

     For the current fiscal year, Kettle River Group Inc. anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, as amended, and expenses associated with setting up a company structure to begin implementing its business plan. Kettle River Group Inc. anticipates that until these procedures are completed, it will not generate revenues, and may continue to operate at a loss thereafter, depending upon the performance of the business.

     Kettle River Group Inc.'s business plan is to determine the feasibility of marketing the Vitamineralherb products in various markets, and, if the products prove to be in demand, begin marketing and selling Vitamineralherb products.

LIQUIDITY  AND  CAPITAL  RESOURCES

     Kettle River Group Inc. remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or shareholders' equity. Consequently, Kettle River Group Inc.'s balance sheet as of December 31, 2000, reflects total assets of $0.00, in the form of a license and capitalized organizational costs. Organizational expenses of $3,775 were paid for by the initial share-holders and expensed to operations.

     Kettle River Group Inc. expects to carry out its plan of business as discussed above. Kettle River Group Inc. has no immediate expenses, other than the $3,775 of organizational expenses incurred and paid by the initial shareholders on behalf of Kettle River Group Inc. and $12,000 of additional expenses to be incurred. Christine Cerisse will serve in her capacity as an officer and director of Kettle River Group Inc. without compensation until a market is developed for the Vitamineralherb products.

     Kettle River Group Inc.'s business plan is to determine the feasibility of selling Vitamineralherb.com products to targeted markets. Should Kettle River Group Inc. determine that its business plan is feasible, it intends to employ sales people to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.

     In order to determine the feasibility of its business plan, Kettle River Group Inc. plans, during the next six to twelve months, to conduct research into these various potential target markets. Should Kettle River Group Inc. determine that the exploitation of the license is feasible, it will engage salespeople to market the products. Based primarily on discussions with the licensor, Kettle River Group Inc. believes that during its first operational quarter, it will need a capital infusion of approximately $90,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two salespeople, and administrative expenses. In addition, Kettle River Group Inc. will need approximately $260,000 in the event it determines that its market will not pay in advance and it will have to extend credit.

     In addition, Kettle River Group Inc. may engage in a combination with another business. Kettle River Group Inc. cannot predict the extent to which its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity with which Kettle River Group Inc. may eventually combine. Kettle River Group Inc. has engaged in no discussions concerning potential business combinations, and has not entered into any agreement for such a combination.

     Kettle River Group Inc. will need additional capital to carry out its business plan or to engage in a combination with another business. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Kettle River Group Inc. or at all. Kettle River Group Inc. has no commitments for capital expenditures.

ITEM  3.     DESCRIPTION  OF  PROPERTY
--------     -------------------------

     Kettle River Group Inc. currently maintains limited office space with the Sierra Group, Inc. at Suite 676, 141-757 West Hastings Street, Vancouver, B. C., for which it pays no rent. Its phone number is 604-681-7806. Kettle River Group Inc. does not believe that it will need to obtain additional office space at any time in the foreseeable future until its business plan is more fully implemented.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT
--------     -------------------------------------------------------------------

     The following table sets forth, as of March 1, 2001, Kettle River Group Inc.'s outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by Kettle River Group Inc. to own beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown. On March 1, 2001, there were 4,500,000 shares of common stock issued and outstanding.

                                             NUMBER OF   PERCENTAGE OF
NAME                                        SHARES HELD   SHARES OWNED
----                                        -----------  --------------

Christine Cerisse, President and Director       500,000          11.11%
Suite 676
141-757 West Hastings
Vancouver, B. C., V6C 1A1, CANADA

Danielle Green                                  375,000           8.33%
#401, 7028 17th Avenue
Burnaby, B.C., V3N 4V6, CANADA

Lydia Remedios                                  375,000           8.33%
#3 - 849 Tobruk Avenue
North Vancouver, B.C., V7P 1V9, CANADA

ALL EXECUTIVE OFFICERS AND                      500,000          11.11%
DIRECTORS AS A GROUP (1 person)



ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS
--------     ------------------------------------------------------------------

     The following table sets forth the name, age and position of each director and executive officer of Kettle River Group Inc.

NAME                      AGE     POSITION
----                      ---     --------

Christine  Cerisse        46      President,  Secretary,  Treasurer
                                  and  sole  Director

     Ms. Cerisse has spent over 20 years in the financial industry in the field of financial planning and financial management. In the last five years, Ms. Cerisse has had senior management responsibility in various marketing and financial ventures. She is a Chartered and Registered Financial Planner. From
May 1995 to March 2001, Ms. Cerisse was a principal in Cerisse Capital Corporation (a.k.a. White Hills Management Group) where she provided management and business consulting for start-up project teams. Additionally, Ms. Cerisse has three years of experience as a nurse and three years of experience in marketing vitamins and nutritional supplements. Currently, she is Managing Director of Sierra Group, Inc., which advises private companies in becoming public on the Over The Counter Bulletin Board.

     Ms. Cerisse has been a principal in various entrepreneurial businesses, including real estate development and property management, financial investment and broker-dealer security houses, product distribution networks, the restaurant business, and environmental and Internet-related companies. She has over 20 years of sales and marketing experience, both of products and services in various industries including nutrition and health, financial services, and technology. Ms. Cerisse has been responsible for raising over 40 million dollars of financing for various private and public companies. She has assisted various companies in corporate management, preparation of contracts and financial documentation.

ITEM  6.     EXECUTIVE  COMPENSATION
--------     -----------------------

     No officer or director has received any remuneration for Kettle River Group Inc. Although there is no current plan in existence, it is possible that Kettle River Group Inc. will adopt a plan to pay or accrue compensation to its officer and director for services related to the implementation of Kettle River Group Inc.'s business plan. Kettle River Group Inc. has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its director or officer, but the Board of Directors may recommend adoption of one or more such programs in the future. Kettle River Group Inc. has no employment contract or compensatory plan or arrangement with any executive officer of Kettle River Group Inc. The director currently does not receive any cash compensation from Kettle River Group Inc. for her service as a member of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted. See "Certain Relationships and Related Transactions."

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
--------     --------------------------------------------------

     No director, executive officer or nominee for election as a director of Kettle River Group Inc., and no owner of five percent or more of Kettle River Group Inc.'s outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount received exceeds $60,000.

ITEM  8.     DESCRIPTION  OF  SECURITIES
--------     ---------------------------

COMMON  STOCK

     Kettle River Group Inc.'s Articles of Incorporation authorize the issuance of 25,000,000 shares, par value $0.001 per share, of common stock. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

     Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of Kettle River Group Inc., holders are entitled to receive, ratably, the net assets of the company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Kettle River Group Inc.'s common stock are issued, the relative interests of then existing stockholders may be diluted.

TRANSFER  AGENT

     Kettle River Group Inc. is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the company's securities. Should Kettle River Group Inc.'s securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.



                                     PART II

ITEM  1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------     -------------------------------------------------------------------
RELATED  STOCKHOLDER  MATTERS
-----------------------------

     No established public trading market exists for Kettle River Group Inc.'s securities. Kettle River Group Inc. has no common equity subject to outstanding purchase options or warrants. Kettle River Group Inc. has no securities convertible into its common equity. There is no common equity that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or that Kettle River Group Inc. has agreed to register under the Securities Act of 1933, as amended, for sale by shareholders.

ITEM  2.  LEGAL  PROCEEDINGS
----------------------------

     Kettle River Group Inc. is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the officer and director knows of no legal proceedings against Kettle River Group Inc. or its property contemplated by any governmental authority.

     Kettle River Group Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer, or affiliate of Kettle River Group Inc. and no owner of record or beneficial owner of more than 5.0% of the securities of Kettle River Group Inc., or any associate of any such director, officer or security holder, is a party adverse to the company or has a material interest adverse to the company in reference to pending litigation.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
--------     --------------------------------------------------

     None.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES
--------     -------------------------------------------

NAME OF                   DATE OF                 PURCHASE   PRICE PER
SHAREHOLDER               PURCHASE      SHARES      PRICE      SHARE
-----------------------  ----------    ---------  ---------  ----------
J. P. Beehner              8/20/99(1)  1,250,000  $ 1250.00  $    0.001

Dorothy A. Mortenson       8/20/99(1)  1,250,000  $1,250.00  $    0.001

David R. Mortenson         8/20/99(2)    200,000  $  200.00  $    0.001

Joshua J. Mortenson        8/20/99(2)    200,000  $  200.00  $    0.001

Marie M. Charles           8/20/99(2)    200,000  $  200.00  $    0.001

Roy Donovan Hinton, Jr.    8/20/99(2)    200,000  $  200.00  $    0.001

George R. Quan             8/21/99(2)    200,000  $  200.00  $    0.001

Don L. Kerster           8/20/99(2,3)    200,000  $  200.00  $    0.001

Rick Wilson              8/20/99(2,3)    200,000  $  200.00  $    0.001

David Young              8/20/99(2,3)    200,000  $  200.00  $    0.001

Eberhard Mueller         8/20/00(2,3)    200,000  $  200.00  $    0.001


(1)    Issued  in  consideration  of  pre-incorporation  services  and expenses.

(2) Issued in consideration of the transfer of Kettle River Group Inc.'s main asset.

(3)    Shares  sold  by  original  shareholders  for  $200.00  consideration.


     Each of the sales listed above was made for cash, services, or in exchange for Kettle River Group Inc.'s principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended. Kettle River Group Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. Two separate filings of Form D have been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.

     On August 20, 1999, Kettle River Group Inc., issued 2,500,000 shares of common stock to two shareholders in satisfaction of certain organizational costs (approximately $2500.00) and activities performed by the shareholders. The issuance of the shares were exempt from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933, as amended, due to the shareholders being Kettle River Group Inc.'s founders and serving as its initial management, and the limited number of investors (two).

     On August 20, 1999, Kettle River Group Inc. issued a total of 2,000,000 shares of common stock to ten shareholders, one of whom is the general partner, and nine of whom are investor participants in the licensor of Kettle River Group Inc.'s Biocatalyst rights. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933, as amended. Kettle River Group Inc.'s shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. If the exemption under Rule 504 of Regulation D is not available, Kettle River Group Inc. believes that the issuance was also exempt under Rule 506 of Regulation D and section 3(b) and 4(2) under the Securities Act of 1933, as amended, due to the limited manner of the offering, promptly filing notices of sale, and limiting the issuance of shares to a small number of accredited investors (ten).

     On February 15, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200.00 each for their shares. The purchasers represented and warranted to the sellers that the purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended. These were sales between private individuals.



ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
--------     ---------------------------------------------

     The Articles of Incorporation and the By-laws of Kettle River Group Inc., filed as Exhibits 3.1 and 3.2, respectively, provide that the company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner she reasonably believed to be in Kettle River Group Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence of misconduct in the performance of duty.

                                    PART F/S

FINANCIAL  STATEMENTS
---------------------
Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

Balance Sheets as at December 31, 2000 and 1999 (audited) . . . . . . . . . . . . . .  19

Statements of Operations for the year ended December 31, 2000 and periods ended from inception (August 18, 1999) through December 31, 2000 and 1999 (audited). . . . . . .  20

Statements of Cash Flows for the year ended December 31, 2000 and periods ended from inception (August 18, 1999) to December 31, 2000 and 1999 (audited) . . . . . . . . .  21

Statement of Stockholder's Equity for the period from inception (August 18, 1999) to
December 31, 2000 (audited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . .  23

(Graphic Omitted)
Manning Elliott                             11th floor, 1050 West Pender Street,
                                                  Vancouver, BC, Canada  V6E 357
Chartered Accountants                       Tel: 604.714.3600  Fax: 604.714.3669
                                                        Web:  manningelliott.com


                          Independent Auditors' Report
                          ----------------------------

To  the  Stockholders  and  Directors
of  Kettle  River  Group  Inc.
(A  Development  Stage  Company)

We have audited the accompanying balance sheets of Kettle River Group Inc. (A Development Stage Company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the period from August 18, 1999 (Date of Inception) to December 31, 2000, the year ended December 31, 2000 and the period from August 18, 1999 (Date of Inception) to
December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Kettle River Group Inc. (A Development Stage Company), as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the period from August 18, 1999 (Date of Inception) to December 31, 2000, the year ended December 31, 2000 and the period from August 18, 1999 (Date of Inception) to December 31, 1999, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Manning  Elliott"

CHARTERED  ACCOUNTANTS
Vancouver,  Canada
February  20,  2001

Kettle  River  Group  Inc.
(A  Development  Stage  Company)
Balance  Sheets
(expressed  in  U.S.  dollars)


                                                                         December 31,    December 31,
                                                                             2000            1999
                                                                              $               $
Asset

Licenses (Note 3)                                                                   -               -
======================================================================================================

Liabilities and Stockholders' Equity

Current Liabilities

Accounts payable                                                                1,200           1,200
------------------------------------------------------------------------------------------------------
Contingent Liability (Note 1)

Stockholders' Equity

Common Stock: 25,000,000 shares authorized with a par value of $.001;           4,500           4,500
4,500,000 shares issued and outstanding

Additional Paid-in Capital                                                         75              75
------------------------------------------------------------------------------------------------------
                                                                                4,575           4,575

Deficit Accumulated During the Development Stage                               (5,775)         (5,775)
------------------------------------------------------------------------------------------------------

                                                                               (1,200)         (1,200)
------------------------------------------------------------------------------------------------------

                                                                                    -               -
======================================================================================================

(The  accompanying  notes  are  an  integral  part  of the financial statements)


Kettle  River  Group  Inc.
(A  Development  Stage  Company
Statements  of  Operations
(expressed  in  U.S.  dollars)


                                        Accumulated from                               From
                                        August 18, 1999        For the Year      August 18, 1999
                                      (Date of Inception)         Ended        (Date of Inception)
                                         to December 31,       December 31,      to December 31,
                                             2000                  2000                1999
                                              $                     $                   $
Revenue                                                 -                  -                    -
--------------------------------------------------------------------------------------------------

Expenses

Amortization of license                               667                  -                  667
License written-off                                 1,333                  -                1,333
Organization expenses                               2,575                  -                2,575
Transfer agent                                      1,200                  -                1,200
--------------------------------------------------------------------------------------------------
                                                    5,775                  -                5,775
--------------------------------------------------------------------------------------------------
Net Loss                                           (5,775)                 -               (5,775)
==================================================================================================
Net Loss Per Share                                                       (.000)             (.001)
==================================================================================================
Weighted Average Shares Outstanding                                  4,500,000          4,500,000
==================================================================================================

(The  accompanying  notes  are  an  integral  part  of the financial statements)


Kettle  River  Group  Inc.
(A  Development  Stage  Company
Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)



                                             Accumulated
                                           from August 18,                            From
                                            1999 (Date of       For the Year     August 18, 1999
                                            Inception) to          Ended       (Date of Inception)
                                             December 31,        December        to December 31,
                                                 2000            31, 2000             1999
                                                   $                $                   $
Cash Flows to Operating Activities
Net loss                                           (5,775)                 -               (5,775)
--------------------------------------------------------------------------------------------------

Non cash items

Expenses not paid with cash                         2,575                  -                2,575
Accounts payable                                    1,200                  -                1,200
Amortization of license                               667                  -                  667
License written-off                                 1,333                  -                1,333
--------------------------------------------------------------------------------------------------
Net Cash Used by Operating                              -                  -                    -
Activities
--------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Increase in shares issued                               -                  -                    -
--------------------------------------------------------------------------------------------------
Net Cash Provided by Financing                          -                  -                    -
Activities
--------------------------------------------------------------------------------------------------
Change in cash                                          -                  -                    -

Cash - beginning of period                              -                  -                    -

Cash - end of period                                    -                  -                    -
==================================================================================================

Non-Cash Financing Activities

A total of 2,000,000 shares were
issued for the acquisition of a
license (Note 3)                                    2,000                  -                2,000

Organization costs paid for by a
director for no consideration treated
as additional paid in capital                          75                  -                   75
--------------------------------------------------------------------------------------------------

                                                    2,075                  -                2,075
==================================================================================================
Supplemental Disclosures

Interest paid                                           -                  -                    -
Income tax paid                                         -                  -                    -

(The  accompanying  notes  are  an  integral  part  of the financial statements)

Kettle  River  Group  Inc.
(A  Development  Stage  Company)
Statement  of  Stockholders'  Equity
From  August  18,  1999  (Date  of  Inception)  to  December  31,  2000
(expressed  in  U.S.  dollars)

                                                                                              Deficit
                                                                                            Accumulated
                                                                   Additional                During the
                                               Common Stock         Paid-in                 Development
                                           Shares       Amount      Capital       Total        Stage
                                             #             $           $            $            $
Balance - August 18, 1999 (Date of
Inception)                                         -            -           -           -            -

Stock issued for $2,500 of
organizational expenses                    2,500,000        2,500           -       2,500            -

Additional paid in capital for
organizational expenses incurred by a
director on behalf of the Company                  -            -          75          75            -

Stock issued for a license                 2,000,000        2,000           -       2,000            -

Net loss for the period                            -            -           -          --       (5,775)
-------------------------------------------------------------------------------------------------------

Balance - December 31, 1999                4,500,000        4,500          75       4,575       (5,775)

Net loss for the year                              -            -           -           -            -
-------------------------------------------------------------------------------------------------------

Balance - December 31, 2000                4,500,000        4,500          75      (4,575)      (5,775)
=======================================================================================================

(The  accompanying  notes  are  an  integral  part  of the financial statements)

Kettle  River  Group  Inc.
(A  Development  Stage  Company)
Notes  to  Financial  Statements
(expressed  in  U.S.  dollars)


1.   Development  Stage  Company

     Kettle River Group Inc. herein (the "Company") was incorporated in the State of Nevada, U.S.A. on August 18, 1999. The Company acquired a license to market and distribute a product in Maine, New Hampshire and Vermont. As discussed in Note 3, this license was cancelled and the Company has retained the right to sue the vendor. As a replacement for this license, the Company was granted additional rights to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products in Great Britain. The grantor of the license offers these products for sale from various suppliers on their Web Site. See Note 4 regarding related party transactions.

     In a development stage company, management devotes most of its activities in investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.


2.   Summary  of  Significant  Accounting  Policies

     (a)  Year  end

          The  Company's  fiscal  year  end  is  December  31.

     (b)  Licenses

          The cost to acquire the License was capitalized. The carrying value of the License is evaluated in each reporting period to determine if there were events or circumstances which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment. The License has been written-off to operations as at December 31, 1999 due to cancellation of the Biocatalyst License Agreement.

     (c)  Cash  and  Cash  Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (d)  Revenue  Recognition

          The Company will receive from the Grantor of the License, commissions of 50% of the profit on all sales made through the Grantor's Web Site. The commission revenue will be recognized in the period the sales have occurred. The Company will report the commission revenue on a net basis as the Company is acting as an Agent for the Grantor and does not assume any risks or rewards of the ownership of the products. This policy is prospective in nature as the Company has not yet generated any revenue.

     (e)  Use  of  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

Kettle  River  Group  Inc.
(A  Development  Stage  Company)
Notes  to  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Licenses

     (a) The Company acquired a license to market and distribute a product in Maine, New Hampshire and Vermont. The Company's right to use this license was in jeopardy due to a lawsuit between the vendor of the license and the original owner. As a result, the unamortized balance of $1,333 was written-off to operations. The Company and its shareholder have the right to sue for breach of contract. This license was cancelled and all financial obligations pursuant to the License Agreement were extinguished.

     (b) As a replacement for the above license, at no additional cost, the Company was granted additional rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company desires to market these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers in Great Britain. The license was acquired on February 14, 2000 for a term of three years. The Company must pay an annual fee of $500 for maintenance of the Grantor's Web Site commencing on the anniversary date. The Grantor of the license retains 50% of the profit on all sales made through the Web Site.


                                 December 31,   December 31,
                                     2000           1999
                                      $              $
License - Biocatalyst

Cost                                    2,000          2,000
Less accumulated amortization            (667)          (667)
Less amount written-off                (1,333)        (1,333)
-------------------------------------------------------------
                                            -              -
=============================================================

License - Vitamineralherb                   -              -
=============================================================


4.   Related  Party  Transaction

     The License referred to in Note 3 was sold to the Company by a partnership whose general manager is the spouse of the Secretary/Treasurer of the Company and a director for consideration of 2,000,000 shares for total fair market consideration of $2,000, also being the transferor's cost of such license. These shares were paid evenly to the ten partners. The replacement license was also owned by the same partnership.

                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS
-----------------------------

     Exhibit  No.     Description
     ------------     -----------
        3.1           Articles  of  Incorporation

        3.2           Bylaws

        4.1           Specimen  Common  Stock  Certificate

       10.1 License Agreement Between Vitamineralherb.com, Inc. and Kettle River Group Inc. dated February 14, 2000

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         KETTLE  RIVER  GROUP  INC.


     Date:                              By:
           ---------------                  ---------------------------------
                                        Name:   Christine  M.  Cerisse
                                              -------------------------------
                                        Title:  President
                                              -------------------------------

                                  EXHIBIT INDEX


     Exhibit  No.     Description
     ------------     -----------
        3.1           Articles  of  Incorporation

        3.2           Bylaws

        4.1           Specimen  Common  Stock  Certificate

       10.1 License Agreement Between Vitamineralherb.com, Inc. and Kettle River Group Inc. dated February 14, 2000